Filed Pursuant to Rule 433

Registration Statement No. 333-266621

March 8, 2023

Global Payments Inc.

€800,000,000 4.875% Senior Notes due 2031

Pricing Term Sheet

Issuer:	Global Payments Inc.

Format:	SEC Registered

Trade Date:	March 8, 2023

Settlement Date (T+7):	March 17, 2023

Joint Book-Running Managers:

Merrill Lynch International

J.P. Morgan Securities plc

Barclays Bank PLC

PNC Capital Markets LLC

Capital One Securities, Inc.

HSBC Bank plc

The Toronto-Dominion Bank

Truist Securities, Inc.

Wells Fargo Securities International Limited

Co-Managers:

Bank of Montreal, London Branch

Fifth Third Securities, Inc.

Scotiabank (Ireland) Designated Activity Company

U.S. Bancorp Investments, Inc.

Canadian Imperial Bank of Commerce, London Branch

Deutsche Bank AG, London Branch

Synovus Securities, Inc.

Goldman Sachs & Co. LLC

Principal Amount:	€800,000,000

Maturity Date:	March 17, 2031

Title of Securities:	4.875% Senior Notes due 2031 (the “Notes”)

Interest Payment Dates:	March 17 of each year, beginning March 17, 2024

Mid-Swaps Yield	3.225%

Spread to Mid-Swap	+170 bps

Benchmark Bund:	0.000% DBR due February 15, 2031

Benchmark Bund Yield / Price	2.643% / 81.300%

Spread to Benchmark Bund:	+228.2 bps

Yield to Maturity:	4.925%

Day Count Convention:	Actual/Actual (ICMA)

Coupon:	4.875%

Price to Public:	99.676% of the principal amount

Optional Redemption:	Prior to January 17, 2031 based on the Comparable Government Bond Rate + 35 basis points, or on or after January 17, 2031, at par.

Currency of Payment:	All payments of principal of, and premium, if any, and interest on, the Notes, including any payments made upon any redemption of the Notes, will be made in euros. If the euro is unavailable to the Issuer due to the imposition of exchange controls or other circumstances beyond the Issuer’s control or the euro is no longer used by the member states of the European Monetary Union that have adopted the euro as their currency or for the settlement of transactions by public institutions within the international banking community, then all payments in respect of the notes will be made in U.S. dollars until the euro is again available to the Issuer or so used.

Payment of Additional Amounts:	The Issuer will, subject to certain exceptions and limitations, pay additional amounts on the Notes as are necessary in order that the net payment by the Issuer or the paying agent of the principal of, and premium, if any, and interest on, the Notes to a holder who is not a United States person, after withholding or deduction for any present or future tax, duty, assessment or other governmental charge of whatever nature imposed or levied by the United States or any taxing authority thereof or therein, will not be less than the amount provided in the Notes to be then due and payable.

Redemption for Tax Reasons:	The Issuer may offer to redeem all, but not less than all, of the Notes in the event of certain changes in the tax laws of the United States (or any taxing authority thereof or therein) which would obligate the Issuer to pay additional amounts as described above. This redemption would be at a redemption price equal to 100% of the principal amount of the Notes, together with accrued and unpaid interest on the Notes to, but not including, the date fixed for redemption.

Minimum Denominations:	€100,000 and any integral multiple of €1,000 in excess thereof.

Net Proceeds (before expenses):	€793,008,000

CUSIP / ISIN / Common Code:	37940X AS1 / XS2597994065 / 259799406

We expect to deliver the Notes against payment for the Notes on or about March 17, 2023, which is the seventh business day following the date of the pricing of the Notes. Under the E.U. Central Securities Depositaries Regulation, trades in the secondary market generally are required to settle in two London business days unless the parties to a trade expressly agree otherwise. Also under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two New York business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes before the second business day prior to March 17, 2023 will be required to specify alternative settlement arrangements to prevent a failed settlement.

The Issuer has filed a Registration Statement (including a prospectus) (File No. 333-266621) and a preliminary prospectus supplement with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement for the offering to which this communication relates and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting the SEC’s website at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by contacting: J.P. Morgan Securities plc at +44-207-134-2468, Merrill Lynch International at +1 (800) 294-1322 or Barclays Bank PLC at +1 (888) 603-5847. You are advised to obtain a copy of the prospectus and related prospectus supplement for the offering to which this communication relates and to carefully review the information contained or incorporated by reference therein before making any investment decision.

MiFID II and UK MiFIR—professionals/ECPs-only / No PRIIPs or UK PRIIPs KID—Manufacturer target market (MiFID II and UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs or UK PRIIPs key information document (KID) has been prepared as not available to retail in EEA or UK.

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